                                  Exhibit 21.1
                           Subsidiaries of the Company


Subsidiaries of Tweeter Home Entertainment Group, Inc.:*
        New England Audio Co., Inc., a Massachusetts corporation

Subsidiaries of New England Audio Co., Inc.:
        NEA Delaware, Inc., a Delaware corporation

Subsidiaries of NEA Delaware, Inc.: none


*Note: the Company plans to create one or more Massachusetts business trust subsidiaries prior to the closing of the Offering.